Chromocell Therapeutics Corporation

4400 Route 9 South, Suite 1000

Freehold, NJ 07728

February 12, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Chromocell Therapeutics Corporation
File No. 333-269188
Registration Statement on Form S-1, as amended

Dear Sir and Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Chromocell Therapeutics Corporation (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on February 14, 2024, at 4:01 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed sale of the securities specified in the Registration Statement by the Registrant.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP, by calling David Danovitch at (212) 660-3060, or in his absence, Aaron M. Schleicher at (212) 660-3034. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Danovitch via email at ddanovitch@sullivanlaw.com and Mr. Schleicher via email at aschleicher@sullivanlaw.com.

Under separate cover, you will receive today a letter from the representative of the underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Sincerely,

Chromocell Therapeutics Corporation

By:	/s/ Francis Knuettel II
Name: Francis Knuettel II
Title: Interim Chief Executive Officer and Chief Financial Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP
Aaron M. Schleicher, Esq., Sullivan & Worcester LLP